Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-6 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's and WellPoint's Annual Reports on Form 10-K for the year ended December 31, 2003 and Anthem's and WellPoint's Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on May 11, 2004 a definitive registration statement on Form S-4, including the definitive joint proxy statement/prospectus constituting a part thereof, with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Anthem and stockholders of

WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem's participants is set forth in the proxy statement, dated April 16, 2004, for Anthem's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint's participants is set forth in WellPoint's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 29, 2004. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

* * *

        The following slides were used or will be used in connection with investor conferences commencing on May 21, 2004.

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Agenda

- **Anthem Profile**
- WellPoint Profile
- Merger Summary

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Anthem®

WELLPOINT

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Anthem Profile

Maine
New Hampshire
Connecticut
Nevada
Colorado
Indiana
Ohio
Kentucky
Virginia
Anthem
BCBS Coverage

Anthem®

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Profitable Enrollment Growth

9% Same Store CAGR, 1999 - 2004E

(In Millions)

6.3
7.3
7.9
11.1
11.9
12.5+
1999
2000
2001
2002
2003
2004E
Acquisition-related membership in the applicable year

Anthem®

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Line of Business Growth

Membership Growth
(3/31/2003 - 3/31/2004)

17%
1%
8%
1%
10%
National Accounts
Large Group
Small Group
Govern-ment
Individual

Anthem®

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Strong Financial Momentum

Diluted EPS

$6.90 - $7.00
$5.45
$4.51
$3.30
2001
2002
2003
2004E

Operating Revenue

($ in billions)

$18.3+
$16.5
$13.0
$10.1
2001
2002
2003
2004E

Anthem®

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Long Term Earnings Growth

15% + Earnings Growth Model

Profitable Membership Growth	+	Continuous Administrative Expense Ratio Improvement	+	Maintain Gross Margins
• Enrollment growth in every region • Maintain strong retention rates • Specialty penetration		• Systems consolidation • Contain costs in non-customer touch point areas • Enhance efficiency		• Disciplined underwriting and pricing • Medical management initiatives

Anthem®

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WellPoint Profile

WELLPOINT

BlueCross of California	BlueCross BlueShield of Georgia	BlueCross BlueShield of Missouri	BlueCross BlueShield of Wisconsin	Non-Blue Brands

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WELLPOINT

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Membership Growth

Total Medical Membership

(in thousands)

16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,797
4,485
6,638
6,892
7,515
8,201
10,908
13,811
15,011
15,377
1995
1996
1997
1998
1999
2000
2001*
2002*
2003*
1Q04*

WELLPOINT

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Membership Growth

(in thousands)

BCC
8000
7000
6000
5000
4000
1999
2000
2001
2002
2003
1Q04

BCBSGA
3000
2500
2000
2001
2002
2003
1Q04

BCBSMO
850
800
2002
2003
1Q04

Same store growth:[(1)]

WELLPOINT

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Uninsured Opportunity

Uninsured		Potential Solutions
18 million • Moderate to high income • 11.4 million earn >300% FPL • 6.4 million earn 200–299% FPL	▪ Demonstrate value ▪ Potential tax subsidies	• Existing commercial programs
14 million • Eligible for public programs but not enrolled • Earn <100% FPL	▪ Enrollment programs ▪ Education ▪ Community outreach	• Existing Medicaid and SCHIP Programs
9 million • Low income, not eligible for public programs • Earn 100-199% FPL	▪ Increased State funding ? ▪ Federal assistance?	• Expanded government programs ?

WELLPOINT

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Specialty Products Contribute to WellPoint's Profitability

WellPoint Profitability*

Quarter Ended
March 31, 2004

Specialty Segment
12%
88%
Health Care Segment

*Excludes Corporate and Other segment

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WELLPOINT

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Operational Improvements

Medical Care Ratio (a)

80.2%
79.7%
80
70
60
50
40
30
20
10
0
1Q98
1Q04

SG & A Ratio (b)

20.2%
17.0%
20
18
16
14
12
10
8
6
4
2
0
1Q98
1Q04

Investment Income/Pre-tax Income (c)

35.2%
17.0%
40
35
30
25
20
15
10
5
0
1Q98
1Q04

Pre-Tax Margin (d)

7.3%
8.8%
10
8
6
4
2
0
1Q98
1Q04

WELLPOINT

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WLP Financial Highlights

Total Revenue
(in billions)
$
24
20
16
12
8
4
0
CAGR = 26%*
$4.0
$5.6
$6.5
$7.5
$9.2
$12.4
$17.3
$20.4
1996
1997
1998
1999
2000
2001
2002
2003

WELLPOINT

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Agenda

- Anthem Profile
- WellPoint Profile
- **Merger Summary**

Anthem®

WELLPOINT

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Leading Market Positions

ME
NH
MA
CT
WI
NV
IL
IN
OH
CO
MO
KY
VA
CA
GA
TX
Anthem
WellPoint
UNICARE and HealthLink >100K members

Anthem®

WELLPOINT

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[LOGO]

Larry Glasscock, Chairman, President & Chief Executive Officer

[LOGO]

David Colby, Executive Vice President & Chief Financial Officer

Banc of America Securities Health Care Conference

May 21, 2004

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint’s Annual Report on form 10-K for the year ended December 31, 2003 as amended by Amendment No. 1 on Form 10-K/A and Anthem’s and WellPoint’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2004.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on May 11, 2004 Amendment No. 1 to its registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Anthem’s participants is set forth in the proxy statement, dated April 16, 2004, for Anthem’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning WellPoint’s participants is set forth in the Amendment No. 1 on Form 10-K/A filed with the SEC by WellPoint on April 29, 2004. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Agenda

•                  Anthem Profile

•                  WellPoint Profile

•                  Merger Summary

[LOGO]	[LOGO]

Anthem Profile

[GRAPHIC]

•              BCBS licenses in 9 states

•              #1 market share in 8 of 9 states

•              Regional business model

•              National capabilities

•              Full range of healthcare and specialty products

•              Among the fastest growing healthcare companies

•              12.5 million medical members

Profitable Enrollment Growth

9% Same Store CAGR, 1999 - 2004E

(In Millions)

[CHART]

National Accounts

Gaining Strength in the Market Place

•                  Strong retention of existing accounts

•                  30 new account wins for 1Q04

Value Proposition

•                  Blue Cross Blue Shield Brand

•                  Access to BlueCard networks nationwide

•                  Dedicated Business Unit Model

•                  ClaimsQuest

•                  Interactive Realtime Information System (IRIS)

Line of Business Growth

Membership Growth

(3/31/2003 - 3/31/2004)

[CHART]

Strong Financial Momentum

Diluted EPS	Operating Revenue
($ in billions)

[CHART]	[CHART]

Long Term Earnings Growth

15% + Earnings Growth Model

Profitable Membership Growth	Continuous Administrative Expense Ratio Improvement	Maintain Gross Margins

• Enrollment growth in every region	• Systems consolidation	• Disciplined underwriting and pricing

• Maintain strong retention rates	• Contain costs in non-customer touch point areas	• Medical management initiatives

• Specialty penetration	• Enhance efficiency

Agenda

•              Anthem Profile

•              WellPoint Profile

•              Merger Summary

This presentation contains non-GAAP financial measures, as defined in the rules of the Securities and Exchange Commission.  As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available at the WellPoint website, which can be found at www.wellpoint.com.

[LOGO]	[LOGO]

WellPoint Profile

•              Second largest health plan in U.S.

•              Broad range of medical and specialty products

•              Organized by customer segment with a diverse customer base

•              Regional geographic focus

•              One Company, multiple brands

[LOGO]

[GRAPHIC]

Membership Growth

Total Medical Membership

(in thousands)

[CHART]

*                 Total medical membership as Dec. 31, 2001, 2002, and 2003 and March 31, 2004 includes BlueCard “host” members of 380, 587, 1,002 and 1,196, respectively

(in thousands)

BCC	BCBSGA

[CHART]	[CHART]

BCBSMO	Same store growth:(1)

[CHART]	• 21% medical membership growth since 1999
• 20% growth in ISG business since 1999
• 121% growth in BlueCard Program “home” membership since 2001

Note: Membership numbers exclude BlueCard “host” members.

(1) Same store growth excludes members gained through acquisitions

Big Plans Will Get Larger

Top Ten Health Plans*

1995	2003*
Medical Members	Medical Members

[CHART]	[CHART]

Total Insured 223.7 Million Top 10 = 61.1 Million	Total Insured 245.4 Million Top 10 = 102.4 Million

* Top 10 Health Plans as of 9/30/03: UNH, WLP, AET, ATH, CI, Kaiser Foundation, HUM, Health Care Services Corp., HNT, WC

Source:    Bear Stearns, Centers for Medicare & Medicaid Services, Office of Actuary, U.S. Census Bureau, and SEC filings of publicly traded companies

Fragmented Industry

Many smaller, regional players in key geographies

[GRAPHIC]

California

•              Alameda Alliance for Health

•              Care 1st Health Plan

•              Chinese Community Health Plan

•              Community Health Group

•              Community Health Plan

•              Contra Costa Health Plan

•              Health Plan of San Joaquin

•              Inland Empire Health Plan

•              Interplan Corp

•              One Health Plan of CA

•              Primecare Medical Network

•              ProMed Health Care Administrators

•              Safeguard Health Plans

•              San Francisco Health Plan

•              Santa Clara Family Health Plan

•              Scripps Clinic Health Plan

•              Sharp Health Plan

•              Sistemas Medicos Nacionales

•              Universal Care

•              Western Health Advantage

[GRAPHIC]

Georgia

•              Athens Area Health Plan

•              Columbus Physician Organization

•              Healthcare, Inc.

•              HealthOne

•              Medical Resource Network

•              One Health Plan of GA

•              Phoebe Health Partners, Inc.

[GRAPHIC]

Illinois

•              Harmony Health Plan of Ill.

•              Health Alliance Medical Plans, Inc.

•              Health Marketing, Inc.

•              Healthcare’s Finest Network

•              One Health Plan of Ill., Inc.

•              OSF HealthPlans, Inc.

•              Quincy Health Care Management

•              RCare PPO

•              Rockford Health Plans

•              The Preferred Plan, Inc.

•              Trinity PHO, Ltd.

•              Union Health Service, Inc.

[GRAPHIC]

Missouri

•              Community Care Plus

•              Community Health Plan

•              Cox Health System, Inc.

•              Family Health Partners

•              FirstGuard Health Plan

•              Group Health Plan

•              Health Care USA, Missouri, LLC

•              Mercy Health Plans of Mo. Inc.

•              One Health Plan of Kansas/Missouri, Inc.

[GRAPHIC]

Texas

•              Access Direct-A preferred Provider Network

•              Advantage Care Network, Inc.

•              Alliance Regional Health Network

•              Brazos Valley Health Network

•              Galaxy Health Network

•              IntegraHome

•              Preferred Care

•              ProAmerica

•              SETON Healthcare Network

•              TexCare Partnership

•              The MEGS Life & Health Ins. Co.

•              USA Managed Care Organization

Represents more than 18 million lives in these states

Sources:    InterStudy PPO Directory and Performance Report 3.0;

The InterStudy Competitive Edge, Part I: HMO Directory, July 1, 2002

Uninsured Opportunity

Uninsured		Potential Solutions

18 million

• Moderate to high income	• Demonstrate value	• Existing commercial programs
• 11.4 million earn >300% FPL	• Potential tax subsidies
• 6.4 million earn 200–299% FPL

14 million

• Eligible for public programs but not enrolled	• Enrollment programs • Education • Community outreach	• Existing Medicaid and SCHIP Programs
• Earn <100% FPL

9 million

• Low income, not eligible for public programs	• Increased State funding ? • Federal assistance?	• Expanded government programs ?
• Earn 100-199% FPL

Source: NIHCM Foundation, 2002, RWJF-sponsored project.  Based on 2001 data.

WellPoint Pharmacy Management

•                  Fourth largest PBM with more than 31 million members

•                  Offers full spectrum of PBM services

Pharmacy Care Management

Formulary Management

Treatment Guidelines

P&T Committees

Manufacturer Discounts

Preferred Rx Programs

Prior Auth Center

ReViewPoint®

Online Reporting

Clinical / Medical Management

Clinical Business Plan

Therapy Management

Patients-At-Risk

Intervention Programs

Disease Management

Consultative Services

Incentive Programs

Benefit Designs

Interventions

Account Management

Sales Support

Business Strategies

Claims Processing

Claims Keying

Online DUR

Network Management

National Network

Customized Local Networks

MAC Programs

PrecisionRx

Integrated Mail Service Pharmacy

Specialty Pharmacy

•                  Provide innovative programs to manage drug trend

•                  Clinical programs are outcomes-focused and patient-centric

Other Specialty Products

[GRAPHIC]	Dental	PPO, DHMO & FFS

[GRAPHIC]	Life	Basic & supplemental group term, dependent coverage, AD&D

[GRAPHIC]	Disability	Group STD & LTD

[GRAPHIC]	Behavioral Health	Full range of Behavioral Health services, including EAP plans

[GRAPHIC]	WC MCS	Network management, bill review, medical management and case management, all on non-risk basis

Specialty Products Contribute to WellPoint’s Profitability

WellPoint Profitability*

Quarter Ended

March 31, 2004

[CHART]

*Excludes Corporate and Other segment

Operational Improvements

Medical Care Ratio (a)	SG & A Ratio (b)

[CHART]	[CHART]

Investment Income/Pre-tax Income (c)	Pre-Tax Margin (d)

[CHART]	[CHART]

(a)   The medical care ratio represents health care services and other benefits as a percentage of premium revenue.

(b)   The SG&A ratio represents selling expense and general and administrative expense combined as a percentage of premium revenue and management services and other revenue combined.

(c)   Pre-tax income for the quarter ended March 31, 1998 is income from continuing operations before provision for income taxes and cumulative effect of accounting change.  Pre-tax income for the quarter ended March 31, 2004 is income before provision for income taxes.

(d)   Pre-tax margin represents pre-tax income (see footnote (c) above) as a percentage of premium revenue and management services and other revenue combined.

WLP Financial Highlights

Total Revenue

(in billions)

CAGR = 26%*

[CHART]

*                 As of December 31, 2003.   CAGR = (FV/PV)1/n –1, where FV is the future value, PV is the present value, and n is the number of years.

WLP Financial Highlights

Income from Continuing Operations (a)

(in millions)

CAGR = 25% (f)

[CHART]

(a)   Before extraordinary items and cumulative effect of accounting change, if applicable

(b)   1997 income from continuing operations of $229.4 million excludes: i)  $9.0 million of nonrecurring costs, net of tax, related to write-down of the Company’s dental practice management operations, discontinuance of certain medical practice management operations, and severance and retention payments associated with the GBO acquisition, ii)  $4.5 million charge, net of tax, associated with prior investments in certain distribution channels outside of California, and iii)  $18 million of investment gains in HPI, net of tax

(c)   1998 income from continuing operations of $319.5 million excludes a charge of $29.0 million, net of tax, related to WellPoint’s previous holdings in FPA Medical Management, Inc. and the impact of favorable IRS tax ruling of $85.5 million

(d)   Due to issuance of FASB no.145, WellPoint reclassified the extraordinary gains and losses from the extinguishment of debt to interest expense. For the year ended December 31, 1999, WellPoint reclassified an extraordinary gain of $3.1 million (which included a tax expense of $1.2 million) to interest expense. For the year ended December 31, 2002, WellPoint reclassified an extraordinary loss of $6.3 million (which included a tax benefit of $2.5 million) to interest expense.

(e)   2002 income from continuing operations before extraordinary item of $694.1 million excludes $33.2 million of net realized investment gains, net of tax.

(f)    As of December 31, 2003.  CAGR = (FV/PV)1/n–1, where FV is the future value, PV is the present value, and n is the number of years.

Agenda

•              Anthem Profile

•              WellPoint Profile

•              Merger Summary

[LOGO]	[LOGO]

Leading Market Positions

[GRAPHIC]

Merger Benefits

Growth Opportunities

•                  Target individual products in ATH markets

•                  “Young invincibles”

•                  Early retirees

•                  Other uninsured

•                  Utilize ATH experience with national accounts

•                  ATH national accounts same store growth

1Q04  12% over 4Q03

1Q04  17% over 1Q03

•                  Multi-state employers focusing more on medical costs in addition to administrative expenses

•                  Enhanced e-commerce capabilities provide higher service levels

•                  Increase penetration of PBM services

•                  Increased size enhances value proposition

•                  WLP PBM experienced with external sales

•                  Cross-sell other specialty product sales to existing members

•                  Utilize best practices in health improvement programs and contracting to better manage medical cost trends

•                  Information-based decision making

•                  National contracting (labs, DME, etc.)

Operating Synergies

•                  Recognize at least $250 million in pre-tax synergies

• Information technology	$75 million +
• Specialty businesses	$75 million +
• Operations	$50 million +
• Corporate & Shared Services	$50 million +

•                  Positioned to implement over 18 - 24 months:

$50 million in 2004, $175 million in 2005, and
$250 million in 2006

•                  Synergies represent approximately 4% to 5% of combined administrative expenses - consistent with prior transactions

Merger Update

•                  Registration statement declared effective on May 13, 2004

•                  “No-review” by SEC

•                  Hart Scott Rodino clearance

•                  BCBSA approval

•                  Approved in 9 of 11 states

•                  Shareholder meetings scheduled for June 28, 2004

•                  Anticipate mid-year 2004 closing

WellPoint + Anthem . . .

. . . A Very Compelling Transaction . . .

•                  Geographic diversification with strong local focus and national reach

•                  Diversified membership base

•                  Realize significant growth potential in ISG, national accounts and specialty businesses

•                  Leverage technology

•                  Enhance product offerings, customer service and relationships with physicians and hospitals

•                  Better data management for clinical decision-making

•                  Improve productivity

•                  Identified synergies lower administrative expenses

Questions?